CENDANT LOGO

                                                              February 7, 1998

Board of Directors
American Bankers Insurance Group, Inc.
11222 Quail Roost Drive
Miami, Florida 33157

Attention: Mr. R. Kirk Landon, Chairman

Dear Members of the Board:


     Today, we were quite gratified to read in a press release issued by American Bankers that your Board of Directors is interested in learning more about Cendant's higher valued offer to acquire American Bankers and about Cendant's business plans for the company. As part of providing such information to you, we thought we would take a brief opportunity, through the enclosed items, to introduce ourselves further and to share some highlights of Cendant's background with you. We will endeavor to furnish you with additional information about Cendant and its offer in order to address any other concerns which you have. We continue to be excited about the prospect of combining our two exceptional companies.

                                           Best regards,

            /s/ Henry R. Silverman              /s/ Walter A. Forbes
                Henry R. Silverman                  Walter A. Forbes
                President and Chief                 Chairman of the Board
                Executive Officer


                              CENDANT CORPORATION
    6 Sylvan Way, Parsippany, NJ 07054 Tel: 973 428-9700 Fax: 973 496-7325
   707 Summer Street, Stamford, CT 06901 Tel: 203 324-9261 Fax: 203 348-4528

OCTOBER 27, 1997
FORTUNE

GENIUSES
WHO THE HELL IS HENRY SILVERMAN?

He's the king of franchising, for one thing. He's also the CEO whose stock has blown away Intel and Microsoft so far in the 1990s. Now he's going to try something really big.

By Justin Fox

[Photo of Siverman at his New York City office]

     Henry Silverman is making his way out of the meeting room at San Francisco's Ritz-Carlton hotel, and it's taking forever. A standing-room-only crowd of money managers has been on hand to hear him talk about his company at Montgomery Securities' annual September investment conference, and at every turn there's somebody who wants to offer congratulations or kind words.

     "You're the only large-cap stock I own," says hedge fund manager Larry Greenberg. Chimes in Fidelity Contrafund's Will Danoff: "Henry's the best."

     Maybe it's just something in the air, just the giddy hype that permeates what has become the must-attend investment event of the 1990s (Silverman calls it "the Predators' Ball for equities"). But check in with people nowhere near the conference, and you find that, if anything, the praise gets even thicker. "Henry's a genius," says Steve Bollenbach, Hilton's hard-nosed chief executive. Rainwater Inc. CEO Darla Moore, proclaimed by this very magazine to be "the toughest babe in business," melts at the mention of Silverman's name. "He's one of my heroes," she gushes. "He's a great capitalist." Says Morgan Stanley money manager Kurt Feuerman, who at one point this year had 20% of one of his mutual funds invested in Silverman's company: "Henry
----------------------------------------------------------------------------
REPORTER ASSOCIATE Rajiv M. Rao

PHOTOGRAPHY BY JOHN ABBOTT

GENIUSES

is one of the great businessmen of the era."

     Wow, What a guy. But wait a minute, you say. Who the hell is Henry
Silverman?

     Henry Silverman is a 57-year-old grandfather who lives on Manhattan's Upper East Side and works in a swell 41st-floor midtown office with a Central Park view. In the 1980s he was a leveraged buyout artist of modest repute--a regular at the original Beverly Hills "Predators' Balls" hosted by junk-bond house Drexel Burnham Lambert, but not quite a big enough deal to rate a mention in Connie Bruck's chronicle of those days, The Predators' Ball. Then, when stock replaced high-yield bonds as the cheapest way to build a company, Silverman adapted his tactics to fit the times. He assembled a corporation that seemed to perfectly suit the sensibilities of the modern mutual fund manager, and built it into one of the greatest stock market success stories of the 1990s.

[CHART DISPLAYED HERE]

[Horizontal line represents time in years from December 9, 1992 -
October 1, 1997]

[vertical line represents share price ($0 - $80)]

Big Deals

HFS Stock Price

Weekly, adjusted for splits

  Date                            Announcement                        Price
  ----                            ------------                        -----

12/9/92                         HFS goes public                        $4
              [Days Inn Logo] [Howard Johnson Logo] [Ramada Logo]

2/16/93                        Super 8 purchase                        $6-1/8
                                [Super 8 Logo]

6/7/95                        Century 21 purchase                      $14-1/4
                               [Century 21 Logo]

12/20/95                      Travelodge purchase                      $36-3/8
                               [Travelodge Logo]

12/21/95             Electronic Realty Associates purchase             $37-15/16
                      [Electronic Realty Associates Logo]

5/2/96                     Coldwell Banker purchase                    $55
                            [Coldwell Banker Logo]

7/1/96                           Avis purchase                         $69-1/2
                                  [Avis Logo]

10/7/96            Resorts Condominium International purchase          $78-3/8
                    [Resorts Condominium International Logo]

11/11/96                          PHH Merger                           $72-7/8
                                  [PHH Logo]

5/27/97                           CUC Merger                           $59
                                  [CUC Logo]

10/1/97               Shareholders approve HFS-CUC Merger              $73-3/8
                                [Cendant Logo]

[Chart ends here]

     HFS, the company Silverman started in 1990, went public in December 1992 at a price, adjusted for subsequent splits, of $4 a share. Less than four years later--a couple of weeks after Silverman spoke at last year's Montgomery investment conference--it hit 79 7/8. That's a return of almost 2,000%.
During that period, only two sizable companies, disk drive maker Iomega and telecom equipment manufacturer Tellabs, topped that performance, according to Zacks Investment Research. Since then HFS's stock has struggled; only in late September did it again begin to approach last fall's levels. But its return to investors during its five years as a public company still puts all but a few others--Dell Computer being the only one larger than HFS--to shame.

     If you agree that a 2,000% return to investors is amazing, you'd have to call the return to founder stupendous. At the start, says Silverman, he invested "several hundred thousand dollars" of his own money in HFS; his company stock and options are now worth some $700 million.

     HFS achieved these prodigious results without having anything to do with computer networking or health care or any of the other famously hot industries of the decade. Instead the company's growth secret has been chiefly this: It buys other companies, preferably ones with well-known brands, few assets, and lots of customers.

     It all started in 1990 when Silverman, then head of the leveraged buyout fund at the Blackstone Group, a New York merchant bank, spent $170 million to purchase the franchising rights to two tired hotel brand names: Ramada and Howard Johnson. Hospitality Franchise Systems, as the company he formed came to be called, went on to buy five more hotel brands--Days Inn, Travelodge, Super 8, Village Lodge, and Knights Inn--making it the world's largest hotel franchiser. Then, after a wrong turn into the gambling business, the company shortened its name to HFS and became the world's biggest franchiser of real estate brokerages, buying Century 21, Coldwell Banker, and ERA. Last year it bought Avis (this September it spun off most of the car rental company, keeping only the brand name and the reservations system). Next was Resort Condominiums International, which dominates the business of vacation time-share exchanges. Then PHH, the leading corporate relocation company as well as a big name in vehicle fleet management and a smaller one in residential mortgages.

     In the process, HFS profits rose from $18 million (21 cents per share) in 1992 to $170 million ($1.29 per share) in 1996. That seems impressive, but in a time of rising stock prices and credulous investors--a time like the 1990s, that is--anybody with a high enough P/E ratio can cobble together big earnings increases with a flurry of acquisitions. That's what the conglomerates of the 1960s did, only to collide with economic reality when the stock market began imploding in the early 1970s. Silverman does-

GENIUSES

n't deny this. "Any dope with a checkbook can buy a company," he likes to say. "It's what you do afterward that matters."

     True enough. And for Silverman, the moment of truth has arrived. Up to now, he's been able to argue with justification that his company is no conglomerate but a simple, focused franchising machine. Yes, running a hotel is different from renting a car, but HFS doesn't run any hotels or car rental agencies, it just sells the franchises and handles the reservations. With the PHH merger, however, that business model began to change. Now, with Silverman in the midst of his biggest deal yet -- a $12 billion merger of equals with direct marketing giant CUC International -- it is changing a lot.

[Photos displayed here]

[Telemundo Spanish-language television network shown here with van displaying network Logo]

[City bus shelter shown here]

[Yoo-hoo chocolate drink bottle shown here]

[Side view of the Delta Queen steamboat shown here]

[PICTURE: CLOCKWISE FROM TOP RIGHT: EVAN KAFKA, ALLEN GREEN -- SYGMA, JESSICA WECKER, NAJLAH FEANNY -- SABA]

Rememberence of deals past: Silverman's ventures though the years included (in chronological order, counterclockwise from bottom left) faux-chocolate-milk maker Yoo Hoo; the Delta Queen steamboat; city bus shelters; and the Telemundo Spanish-language television network.


     The new corporation will be called Cendant ("Every name we liked, either somebody already had it or it wasn't trademarkable or it meant something pornographic in another language," Silverman says.) Cendant will be big, with revenues that place it smack in the middle of the FORTUNE 500, and a market capitalization that as of Sept. 29 would rank it 72nd among American companies, just ahead of Merrill Lynch. It will be complicated, with 30,000 employees and an enormous array of businesses. It will also be pretty much complete -- neither Silverman nor his new business partner, CUC's CEO Walter Forbes, foresees big acquisitions as part of Cendant's near-term business plan. (There is one major deal already in the works: If Hilton's Bollenbach succeeds in his bid for ITT, he will let Silverman license the franchising rights for ITT's Sheraton hotels.)

     So how will this giant that is Cendant grow? Well, that's where the story gets interesting. Silverman, who thus far has seemed so in tune with the times in his choice of business strategies, is now staking his future on something so dated, so passe, so unbearably 1960s as synergy. You know, as in: selling CUC travel club memberships to people who stay in Days Inns; selling PHH mortgages to people who buy houses from Century 21; renting Avis cars to Coldwell Banker agents who stay in RCI-arranged time-shares on vacations paid for by selling houses to people relocated by PHH.

     This is a hard sell to 1990s investors -- which is why news of the PHH and CUC mergers sent HFS's stock prices reeling (as the chart on the previous page shows). The skeptics' argument is simple enough: Don't these people know that cross-selling has been tried before, in the same industries, with some of the same companies? Don't they remember ITT's failed attempt to combine Avis and Sheraton into a travel juggernaut? Don't they remember Sears Roebuck's fervent (and misplaced) hopes that Allstate, Dean Witter, and Coldwell Banker would synergize happily to turn around the company's sagging fortunes? Don't they remember Allegis?

     In fact Silverman vividly remembers Allegis, United Airlines' ill-fated mid-1980s bid to corner the travel market by buying Hertz, the overseas Hilton hotels, and Westin. He was part owner of a few Westin hotels at the time, and noticed they were getting tons of bookings from United and sending Hertz lots of customers.

     "I, from personal experience, was a true believer in the benefits of cross-marketing," he says. "If you actually do your homework, which none of these children

GENIUSES

who manage money ever do, you'll see that it did work at Allegis." So what broke up the company? According to Silverman, it was a pilots' strike, a sharp rise in jet fuel costs, and bad investor relations by the company's CEO. Three things, that is, that will never plague a company that Silverman has anything to do with.

     For one thing, Silverman has learned not to buy anything so fraught with hassles and risks and capital expenditures as an airline. "I've always dreamed of franchising an airline," he says, "but I haven't been able to figure out how to do it." As for investor relations, if there is one thing Henry Silverman has learned in his long and sometimes weird career, it's that you need to be nice to your big shareholders.

     Consider whom he had to answer to in his highest-profile venture before HFS, running the leveraged buy-out fund at corporate raider Saul Steinberg's Reliance Group Holdings in the 1980s. Investors in the $120 million fund included a group assembled by Drexel Burnham Lambert junk bond king Michael Milken--among them Milken himself, Seema Boesky (then the wife of arbitrageur
Ivan), financier Carl Lindner, and casino magnate Steven Wynn. "It was like playing the violin in front of Isaac Stern," Silverman says. "I had all these sharks masquerading as barracudas as my investors."


[Photo of Mutual Fund Manager, John Ballen]

[Picture DANA SMITH -- BLACKSTAR]

Mutual fund manager John Ballen bought HFS early and held on for monster gains. He's not selling now.


     Before Reliance, Silverman--whose father was CEO in the 1960s and early 1970s of Talcott National Corp., then a leading commercial finance company -- had spent most of his career as a freelance dealmaker of sorts. His first job after graduating from the University of Pennsylvania law school in 1964 was as an assistant to Steve Ross, then in the early stages of assembling the empire that eventually became Time Warner. Silverman went on to work in investment banking, then ran and dismantled a miniconglomerate called ITI Corp., then started doing deals on his own.

     He'd gather investors, buy a smallish company, tweak its business plan, then sell it. He went through several radio and TV stations, Yoo Hoo Chocolate Beverage, and the Delta Queen Steamboat Co.--a deal he did with vulture investor Sam Zell, who still owns most of the company. Together with Steinberg he went into the bus-shelter business. That turned into a near disaster when their unsuccessful attempts to land a New York City contract became the subject of a grand jury investigation; but the two were never charged with anything and ended up winning contracts in Philadelphia, Miami, and other cities.

     Silverman made pretty good money but achieved nowhere near the prominence of the people he did deals with. He was, he jokes, "the Zelig of the corporate world." (Zelig, a Woody Allen movie character, was a nobody who repeatedly found himself next to famous people in the middle of historic events.) It was the $120 million buyout fund at Reliance--and the availability of hundreds of millions of dollars more in Drexel junk bond funding--that gave him his first opportunity to perform on a larger stage.

     The Reliance buyout fund bought a family-owned Southern motel chain called Days Inn in 1984, quickly expanded it into a national brand through aggressive franchising, took it public, took it private again, and finally sold it in 1989. Critics in the hotel industry said Days let quality standards slip in order to land more franchisees. Silverman's barracuda investors had no reason to complain--the Days deals turned a $30 million investment into $180 million in just five years. But the hotel chain, laden with high-interest debt, went bankrupt two years after he sold it.

     While running the Reliance buyout fund, Silverman also bought a handful of TV stations in cities with large Hispanic populations and cobbled them together into the country's No. 2 Spanish-language TV network, Telemundo. Telemundo struggled during Silverman's tenure as corporate advertisers shunned the Hispanic market, and went bankrupt three years after he left Reliance in 1990 to run the Blackstone Group's buyout fund. (Telemundo is now a money-making public company.)

     This wasn't a spectacular record, and it appears to have left a lot of casual observers on Wall Street deeply suspicious of Silverman's subsequent accomplishments. Silverman's years of experience did endow him with a unique set of qualifications: He knew more about running company than just about any dealmaker on Wall Street. And he knew more about Wall Street than just about any CEO. But even his friends had no inkling that he was about to become one of the more spectacular late bloomers in business history.

     Bollenbach, who had gotten to know Silverman in the mid-1980s when he was CFO at Holiday Corp. and Silverman was running Days Inn, stopped by Silverman's office after leaving Donald Trump's employ in 1991. Silverman offered to make him a partner in his fledgling venture, with the two of them splitting everything fifty-fifty. Bollenbach turned him down. "There went $200 million," the Hilton CEO now says. (Actually, it's more like $350 million.)

     At Days Inn in the 1980s, Silverman had made an important discovery.
"What he found was that the predictable earnings of a franchise business were music to the ears of Wall Street," says Mike Leven, who was president of the chain during most of Silverman's time as CEO and went on to be president of Holiday Inn and founder of an HFS wannabe called U.S. Franchise Systems.
"It's not burdened by depreciation; it's not burdened by the cyclical nature of the hotel business."

     That was the initial genius of HFS--the first major hotel company that didn't own or even manage any hotels. Not that it looked so smart at first. Forty-five days after Silverman bought the Ramada and Howard Johnson brands from the largest owner of both chains' hotels, Prime Motor Inns, the

GENIUSES

Gulf war broke out. Americans stopped traveling, and before long Prime filed for bankruptcy. Then the company that had bought Days Inn from Silverman in 1989 went belly up, and Silverman swooped in and bought the Days brand as well.

[Photo of Walter Forbes shown here]

[Picture: JOHN ABBOTT]

CUC International's Walter Forbes saw HFS as a threat to the direct marketing giant he'd founded in 1973. He couldn't afford to buy Silverman, so now he's joining him.

     Throwing hundreds of millions of dollars at a bankrupt industry was not popular with most of Silverman's new partners at Blackstone. But before long it became clear that it didn't matter if hotel owners were bankrupt, or even if they'd been foreclosed on by the bank--somebody still had to pay the franchise fees. What's more, in times of trouble, many independent motel owners switch to franchise operations in hopes that a brand name will bring in more business. Earnings rose sharply. Silverman had created a growth company out of the ruins of a stagnant, cyclical industry. It was clearly time to go public.

     Over the years, Silverman had developed a knack for telling investors exactly what they wanted to hear without seeming to pander to them. This give became apparent during the pre-IPO road show in November and December of 1992. At first the Merrill Lynch investment bankers had big trouble lining up money managers willing to listen to Silverman--Are you kidding, a hotel company? One that doesn't even own any hotels?--but by the time the tour reached its end in the country's mutual fund capital, Boston, the word of mouth about Silverman's spiel had made Hospitality Franchise Systems into if not a hot IPO, at least a warm one. Boston fund companies like Fidelity, Scudder, and Massachusetts Financial Services ended up buying much of the IPO.

     "Basically, I walked out of the room knowing that this was gonna be a successful business model," says MFS Emerging Growth's John Ballen, who snapped up more than 15% of the offering. "That is not the impression that you often get." Ballen was even more impressed when, the day after the SEC-imposed post-IPO quiet period ended, his phone rang and Henry Silverman was on the other end, calling to give him an update on developments at the company.

     Silverman's investor-relations behavior is still as aggressive today, and he doesn't just talk--he delivers. Never in its five years as a public company has HFS missed the consensus quarterly earnings estimates made by brokerage analysts and compiled by I/B/E/S.

     It is of such touches, coupled with rising earnings, that a high stock price is made. And for an acquisitive corporation, stock price is of the essence. Essentially, the higher your P/E ratio is, the smarter your acquisitions look--and HFS has in recent years generally been able to keep its P/E well above 30.

     Still, just because a deal looks smart doesn't mean it is. Many a company has squandered the seemingly magical accounting benefits of a high P/E by making dumb acquisitions or mismanaging the companies it buys.

     Silverman structured HFS to minimize such dangers. The company's practice of avoiding tangible assets--be they hotels or rental cars or real estate brokerage offices--is sometimes derided as financial gimmickry. But it's more than that: HFS is giving up potential profits in return for protection from potential losses. So even a mistake, such as HFS's tentative 1994 foray into the gaming business, ends up not being all that painful--because HFS never actually bought a casino. What's more, by focusing on selling franchises instead of running hotels or car rental operations, HFS is less likely to overtax its managers.

     These managers are led by John Snodgrass, a 40-year-old Tennessean who headed up the franchise sales operation at Days Inn in the 1980s and is now president of HFS. While CEO Silverman works out of Manhattan and spends much of his day dealing with investors, Snodgrass is based at HFS headquarters in Parsippany, N.J., leading what is essentially one big sales force. Office space at the company's two Parsippany buildings is parceled out between brands --Century 21 and Coldwell Banker are on the same floor; Howard Johnson and Ramada in the same room--whose executives compete with each other to sell franchises. Compensation is based heavily on meeting performance quotas, and those who repeatedly fail to make their numbers don't stick around.

     For the hotel industry, this single-minded focus on franchise sales is new but not revolutionary. And HFS's performance in that business has been good, but not spectacular--revenues are rising at a rate of around 9% a year. In real estate, the company has set itself a more daunting task: transforming an industry now dominated by local agents who rely on personal connections into one ruled by national brands. Some in the industry

GENIUSES

doubt the effort will succeed--"I think what they have is a problem with brand-name importance," says Dave Liniger, founder and chairman of rival RE/MAX--but if it does, the rewards could be huge.

     The future of HFS (Cendant, that is), however, isn't just about selling more franchises. It's a future Silverman first glimpsed while reading the New York Times one Wednesday morning back in January 1992. Buried inside the paper was an article about a new deal between Pepsi and Pennsylvania State
University: Pepsi would pay the university $14 million in order to become its exclusive cola supplier (and chief athletic sponsor). If Penn State's 70,000-odd students were a valuable enough resource to get Pepsi to fork over millions, Silverman figured, then the people staying in HFS's 150,000 hotel rooms (the number is now almost 530,000) ought to be worth something too. It turned out they were worth a lot less--Silverman says after he negotiated with both Pepsi and Coca-Cola, Coke agreed to pay HFS "several hundred thousand dollars" to become the "preferred" provider of vending machines to HFS hotels--but it was the first trickle of what has become the company's fastest-growing profit stream.

     After Coke came a deal with AT&T to offer better-than-usual rates to HFS hotel franchisees and to give HFS a share of the new revenue AT&T took in from the program. Now there are 85 such preferred alliances. To give an idea of their size and importance: The world's second-largest insurance broker is a company named Aon. HFS, with which it has a preferred provider agreement, is its single-largest account.

     The discounts that franchisees get from these deals make HFS brands more attractive to them; the money that providers pay HFS to land the deals is almost pure profit. Not surprisingly, the company's executives have increasingly begun thinking of its franchisees, and its franchisees' customers, as valuable resources to be mined. The value is most apparent in real estate:
When people buy a house, they're often also in the market for a refrigerator, painting services, homeowner's insurance, and the like. The problem is, real estate agents making $5,000 commissions aren't all that interested in the $20 bonus they might get for steering a customer to a fridge made by an HFS preferred provider.

     That's where CUC comes in. Started in 1973 by a Cambridge, Mass., management consultant named Walter Forbes, who believed computers would be the next wave in shopping convenience, CUC (it stands for Comp-U-Card) evolved into a telephone-marketing juggernaut that sells memberships and then offers its members low prices on a huge array of products. This may sound a little iffy as a business plan, but in fact it has turned out to be rock solid:
Members, who pay an average of $49 to belong to CUC clubs like Shoppers Advantage and Travelers Advantage, renew at a rate of more than 70% a year. And because CUC makes its money from member dues, not product sales, its earnings are far steadier and easier to predict than retailers' profits usually are.

[The future of HFS isn't just about selling more franchises. It's a future Silverman first glimpsed reading the New York Times one morning back in 1992 . . .]

     CUC lured most of its 71 million members through mailings to credit card holders. And while technological progress means Forbes' initial dream of selling via computers is coming true--CUC is already one of the Internet's biggest merchants--finding potential members to recruit is still CUC's top priority. That, and making sure no one else is moving in on its extremely lucrative territory. "We've always kept a very wary eye on any company that comes near our space," says Forbes. "HFS came out of nowhere."

     At first CUC thought about buying HFS, but HFS's rapid growth and high stock price quickly rendered that out of the question. In 1995 the two companies entered into an agreement through which people calling HFS hotel reservations centers were asked if they were interested in certain travel discounts and, if they answered yes, were transferred to CUC operators. The venture netted
CUC a million new members in its first year.

     HFS executives, meanwhile, became convinced that the company needed direct-marketing help if it was going to sell its hotel and rental car and real estate customers something more than rental cars, hotel rooms, and houses. So, after flirting with Signature, a Montgomery Ward division that's the No. 2 direct marketer, Silverman decided to merge with No. 1.

     The merger, announced May 27, was not immediately popular with Wall Street. Although faithful HFS investors like John Ballen of MFS, who has also owned
CUC since 1986, saw it as a logical next step--"They were either going to be fierce competitors or end up together," he says--the general reaction was one of puzzlement.

     Over the past couple of months, Silverman has been doing his best to explain himself. At September's Montgomery conference he offered the first concrete evidence that Cendant will deliver at least some of those synergies he's banking on. By selling to customers of HFS real estate brokerages, PHH Mortgage has already nearly doubled its monthly volume since joining HFS.
In 1998, Silverman predicted, PHH will be the second- or third-biggest mortgage originator in the country--up from 13th in the first six months of this year. In June, he continued, HFS handed over to CUC 1.6 million names off its customer lists. So far, CUC has been selling memberships to them at twice the rate it achieves on the names it gets from banks. That improvement could boost Cendant's pretax earnings 40% if it continues for the other 78.4 million names HFS will pass on to CUC marketers over the next four years.

     All very impressive. But there's another worry. Last year, when Silverman announced that he would begin selling up to 5% of his HFS holdings each year, some investors fretted that he might be easing his way out. But Silverman says Cendant is his "final frontier." He and Forbes will share power, with Forbes focusing on CUC's international and Internet businesses and Silverman in charge of everything else. After their employment contracts run out in five years, Silverman figures both he and Forbes will step aside and let someone younger run things.

     If HFS, and by extension Cendant, is nothing but a fluffy concoction of Silverman's cleverness and the 1990s bull market, this could bring disaster. But if Henry Silverman really is the genius all those people say he is, he might just be able to look forward to a relatively peaceful--and wildly prosperous--retirement.


REPRINTED THROUGH THE COURTESY OF THE EDITORS OF FORTUNE (COPYRIGHT) 1997 TIME INC.
 FOR INFORMATION ON ORDERING FORTUNE REPRINTS, PLEASE CALL (212) 522-2582
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

                                  IT'S! NOT! RETAIL!

 WITH 1 MILLION PRODUCTS ONLINE, HANDLING $100 MILLION IN TRANSACTIONS A MONTH, WALTER FORBES AND CUC ARE INVENTING THE FUTURE OF RETAILING, OR WHATEVER
THEY CALL IT.

By Evan I. Schwartz



[PHOTO: WALTER A. FORBES BEHIND HIS DESK]




(Copyright) 1997-1998 Wired Magazine Group, Inc. All rights reserved. Reprinted by permission. Subscriptions are available at subscriptions@wired.com or at 1-800-SO-WIRED.


   One evening in 1973, Walter Forbes found himself in a Cambridge, Massachusetts, restaurant with colleagues from his small consulting company and a group of Harvard professors. The conversation turned to the future of retail. Back in the 1960s, Forbes had been a long-haired journalism student, but by that evening the shorn ex-scribe was a recent Harvard Business School graduate who was just a shade more radical than most of his former classmates. "Someone said, 'Wouldn't it be neat if we could bypass stores,'" Forbes recalls, "'and send products from the manufacturer to the home, and people would use computers to shop.'"

   There was a simple yet magnificent beauty to the plan: no stores also meant no real estate. For Forbes, that night marked the start of a lengthy effort to redesign the basic business model for selling and delivering consumer goods.

   The major problem in the early 1970s, however, was that the invention of the personal computer was years off. The easy availability of today's Internet was even further removed. So the subject was dropped from the dinner conversation. "Everyone forgot about what we talked about that night," Forbes says. "Except me."

DATA, NOT DISHES

Later that year, Forbes founded Comp-U-Card Inc. with the intent of executing what he now refers to as the "online dream." But even though the first PC - the partial-assembly-required Altair - was invented a year later in an Albuquerque electronics store, Forbes was still way too early. The new company went nowhere. He even tried to make a go of it in the 1980s in the embryonic and potentially lucrative videotext business. Forbes raised US$14 million from blue-chip investors to develop alternate forms of retailing, including an online shopping service, with the goal of delivering advertising-sponsored news and information from central mainframes to far-flung consumers with home terminals. Then, the videotext market took a giant belly-flop, and Forbes quickly lost every dollar of that venture money.

   He did some rethinking. The PC, he figured, was only part of the equation. Instead of waiting for people to buy PCs for home use, he chose what he believed would be the next-best, at-home shopping technology: telephones and catalogs. The new model would simply replace the old middleman, the retailer, with a new middleman - CUC.

[BOX: THE FUTURE OF ONLINE RETAIL STARTS HERE (ARROW)
------------------------------------------------------

CUC HAS MORE THAN 1 MILLION PRODUCTS AVAILABLE ONLINE.

-------------------------------------------------------]

   Traditionally, manufacturers would pack their products in crates, load them into trucks, and ship them to retailers, who would then advertise the goods, mark them up, and hold the customer's hand as he or she went through the buying process. Under Forbes's new scheme, manufacturers would simply send information about their products to a database company, which would aggregate the data, organize it,

                                                           WIRED NOVEMBER 1997
and then present it to consumers in an engaging way. When a shopper ordered something, the manufacturer would be notified to ship it directly to that consumer's home. Since no retailer would be involved, the customer would simply pay the wholesale price, plus shipping charges. The database company would make virtually no money on the transactions. Rather, it would make its money by charging the consumer a flat annual membership fee - typically $49
- for access to the data and the chance to buy at such low prices.

[BOX:
------------------------------------------------------

BY 1997, CUC WAS MOVING MORE MERCHANDISE ONLINE THAN
ANY OTHER COMPANY.

-------------------------------------------------------]

   The concept of the home shoppers club had promise. Like a postindustrial Sears, Forbes would aggregate information on good, old-fashioned consumer staples ranging from refrigerators to TVs to cameras to air conditioners to stereos to washers and dryers to dishes, pots, and pans. Later, he expanded into creating buyers clubs for frequent travelers and diners as well as car buyers. In 1983, Morgan Stanley took CUC public - one of its first IPOs staged for a firm without any profits in sight. The company then had $4 million in sales, a loss of $2 million, and - suddenly, incredibly - a market value of $100 million.

MARKET VALUATION:      CUC INTERNATIONAL     $0                     $0                       $100 MILLION
                                             '73                    '76                      '83
                                             Walter Forbes and      CUC International is     CUC goes public in a
                                             several venture        formed; Forbes is named  Morgan Stanley-led
     THE MAKING OF CENDANT                   capitalists begin      CEO.                     IPO.
                                             Comp-U-Card Inc., a
                                             computer-based
                                             shopping service.

   A decade later, Forbes had very quietly built CUC into a $2 billion direct-marketing giant with more than 50 million members buying from a database of more than 250,000 products. The market value of its stock soared to $10 billion. Still, since many of its memberships were sold through partners such as Citibank and Sears, many of Forbes's own customers had never even heard of CUC.

   The original epiphany, the online dream, came flashing back in Forbes's mind in 1994, at a Sun Valley, Idaho, conference for CEOs featuring Microsoft's Bill Gates, Intel's Andy Grove, and Disney's Michael Eisner. "I came back and said this is finally going to happen," Forbes recalls.

   The company stepped up investment in its online shopping experiments on America Online and delved into developing its own Web site, Shoppers Advantage, launched in the fall of 1995. Without any advertising to promote it, online or otherwise, Shoppers Advantage and CUC's presence on AOL, Prodigy, and CompuServe proceeded to sell $400 million in products in 1996, some $90 million in sales in December alone. No other company was moving as much merchandise online. But since all that money goes to the manufacturers, CUC doesn't have to report those figures publicly. Due to the covert nature of its business, few were talking about CUC in electronic commerce circles. And that's just the way Forbes likes it. "It would be fun," he says, "to remain low profile and get another year down the path."

THE INVISIBLE STORE

Unlike Forbes, Henry Silverman is known not as a technological visionary, but rather a consummate dealmaker. Trained as a lawyer, Silverman has not been a builder of companies, but rather a buyer and seller of them. But like Forbes, Silverman also started an outfit that does business with tens of millions of consumers, yet is all but completely unknown to those same consumers.

[BOX:
------------------------------------------------------

HFS HAS COMPREHENSIVE DEMOGRAPHIC TRANSACTION DATA ON
100 MILLION CONSUMERS--IN OTHER WORDS, ABOUT HALF OF
AMERICAN HOUSEHOLDS.

-------------------------------------------------------]

   In the early 1990s, while a partner at the New York investment house Blackstone Group, Silverman engineered the acquisitions of the Ramada and Howard Johnson hotel franchises for $170 million and Days Inn for $295 million. In 1992, Blackstone took this portfolio public on the New York Stock Exchange as Hospitality Franchise Systems Inc. (HFS). Silverman became its chair, CEO, and largest shareholder. Over the next


Evan I. Schwartz (www.webonomics.com/) is the author of Webonomics (Broadway Books).

WIRED NOVEMBER 1997
few years, with the acquisition of Super 8, Travelodge, and several other chains, HFS became the largest franchisor of overnight lodgings in the world.

   The beauty of being a franchisor rather than an operator, Silverman believes, is lost on some people. A company that operates hotels must worry about the value of its real estate; it must constantly maintain and upgrade its properties; its revenue and profits can fluctuate wildly depending on how good or bad business is; it has to train employees and provide them with health insurance; and those workers must clean dirty toilets and change soiled sheets day in and day out. By contrast, a franchisor simply collects steady, predictable, and hefty fees from those hotel operators, in return for advertising the brand name, running the reservation systems, training franchisees, and dispatching a few inspectors to make sure all the properties meet certain quality and cleanliness standards. In short, a franchisor skirts most of the mess and risk of doing business in the real world.

$136 MILLION             $240 MILLION           $307 MILLION           $302 MILLION*            $496 MILLION
'85                      '86                     '87                    '89                     '90
CUC launches Travelers   CUC acquires Madison    CUC launches           CUC launches Premier    Hospitality Franchise
Advantage, a             Financial Corporation   AutoVantage, offering  dining, its first       Systems founded by
full-service travel      for $30 million-plus,   services including     national discount       Henry Silverman with
club.                    now FISI Madison, the   car purchase and       dining program.         his purchase of Howard
                         world's largest         maintenance.           *Reflects               Johnson and Ramada
                         financial marketing                            recapitalization.       chains.
                         organization; acquires
                         Benefit Consultants
                         insurance group for $50
                         million-plus.

                                                 HOSPITALITY FRANCHISE SYSTEMS INC.             $0



   Sensing this was a pretty good deal, Silverman expanded the scope of HFS in 1995 and 1996, acquiring Century 21, ERA, and Coldwell Banker, making the company the world's largest franchisor of residential real estate. But the quintessential HFS deal was Silverman's purchase of Avis for $800 million. Even before the deal closed, it was announced that he would be taking the car rental giant public. Cars, after all, can crash. By selling off most of the company, he wouldn't have to worry much about Avis's 174,000 vehicles, 20,000 employees, and 540 rental car locations. Public shareholders would take the risk of owning all that stuff. HFS would instead turn around and begin charging Avis fees for operating its computers and reservations systems and for licensing four key assets that HFS kept all to itself: A-V-I-S.

   Wall Street loved the concept: own computer networks, customer data, and brand names, but get rid of everything else. From fiscal 1992 through 1997, HFS's revenue is expected to have increased tenfold to about $2 billion, net profits nearly twentyfold to more than $475 million, and the market value of its stock shot up to $10 billion - the same as that of CUC.


[PHOTO
Walter Forbes

AGE: 54

TITLE: CEO, Cendant Corporation.

SALARY: US$1.5 Million

CHILDHOOD: Born and raised in Rockford, Illinois. Family owned small foundry, producing metal parts, for about 100 years.

EDUCATION: BS in journalism, Northwestern University, 1965; MS in journalism, Northwestern University, 1966; MBA, Harvard Business School, 1968.

EARLY CAREER: Consultant with Management Analysis Center, 1968-1976. Founded Comp-U-Card Inc. in 1973, joining CUC International as full-time CEO in 1976.

STOCK HOLDINGS: Owns about 1.5 million shares of CUC common stock, valued at $40 million; 4 million shares to be received upon completion of the CUC-HFS merger are valued at $100 million.

LESSON LEARNED: The Internet is not a haven for today's retail economy - "The last thing retailers want is perfect information."

   Silverman, 57, and Forbes, 54, got to know each other in 1995 when their two companies entered a partnership. Under the deal, CUC would market its travel, shopping, dining, and auto clubs to the tens of millions of HFS hotel guests. Although it's a direct marketer, CUC didn't use the opportunity to push mindless junk mail, cold calling, or spam. Instead, when a consumer phones, say, the Ramada for reservations, after the booking is complete the clerk will ask callers if they are interested in joining a discount travel club, offering $20 in free gas coupons as an incentive. If so, they are transferred to a CUC operator. The idea is simple but effective: pinpoint the exact times when consumers are most receptive to a certain pitch. Some 30 percent of callers who agree to hear these pitches are subsequently converted into customers, as compared with the 1 or 2 percent typical of direct marketing. The company quickly signed up more than a million new members this way.

[BOX

----------------------------------------------------------------

AS HFS CEO AND CHAIR, HENRY SILVERMAN HOLDS STOCK WORTH CLOSE TO
$1 BILLION.

------------------------------------------------------------------]

   A big, bright light went off above the heads of both CEOs. HFS had demographic, psychographic, and transaction data on 100 million consumers, covering about half of households in the US. The idea of enrolling those people in more of CUC's membership programs amounted to, in Forbes's words, "one huge marketing opportunity." People buying houses through Century



                                                           WIRED NOVEMBER 1997

21 might be receptive to climbing on CUC's Welcome Wagon, a service that delivers coupons for local products and merchants to new homeowners. Renters of Avis cars could encounter a marketing message for the Entertainment discount book dangling on a piece of cardboard from their rearview mirrors. CUC had about 20 membership programs, and HFS had about 15 consumer brands. Hundreds of potential cross-marketing matchups could be created. Like a Rubik's Cube, the possibilities were multidimensional.

[BOX

---------------------------------------------------------------

THE NETMARKET WEB SITE AVERAGES $100 MILLION IN TRANSACTIONS
A MONTH.

-----------------------------------------------------------------]

   But when the two CEOs announced, in May 1997, that CUC and HFS were to merge in an $11 billion stock swap, Wall Street analysts were befuddled. Why were companies from two completely separate industries merging? Why would a company leading the charge in electronic commerce want to tie the knot with a company that didn't even have its own Web site? Investors couldn't grasp the logic. Within three days, HFS and CUC stock each dropped 8 percent.

   "I was skeptical when the deal was announced," says Karen Ficker, senior analyst with New York investment house Furman Selz. At the time, she says, CUC's stock had been in the doghouse for about a year, mainly because investors were also skeptical about the acquisition of several education and entertainment software during a period of high volatility. The HFS deal, she says, made the picture even murkier. Now that she's had the logic explained to her, however, Ficker calls it a "seamless fit" and says that "it would cause mismanagement for this deal not to work."

$2 BILLION                  $4 BILLION               $6.2 BILLION              $9.6 BILLION             $10 BILLION
'92                         '93                      '95                       '96                      '97
                                                                                                        CUC partners with AOL to
                                                                                                        provide membership
CUC acquires                                                                   CUC acquires Davidson &  clubs; Shoppers
Entertainment                                                                  Associates and software  Advantage is folded into
Publications, publisher                                                        maker Sierra On-Line     netMarket.
of discount books and                                CUC launches Shoppers     for $1 billion each.
promotions, for $250                                 Advantage Web site;                                HFS acquires PHH
million.                    HFS acquires             acquires European         HFS acquires Avis for    Corporation, a
                            Super 8 for $120         Licensee.                 $800 million; buys       conglomeration of
HFS acquires Days Inn for   million, making HFS the                            Coldwell Banker for      corporate relocation and
$295 million; goes          world's largest hotel    HFS buys Century 21 for   $740 million and ERA     banking services, for
public.                     franchisor.              $392 million.             for $40 million.         $1.8 billion.

$395 MILLION                $1.2 BILLION             $4.7 BILLION              $8.1 BILLION             $10 BILLION


THE 20-20 ELITE
COMPANIES WITH A MARKET VALUE GREATER THAN $20 BILLION AND ANNUAL GROWTH EARNINGS OF MORE THAN 20 PERCENT.

                                 MARKET VALUATION
                   PROJECTED %        (US$
                 5-YEAR GROWTH*    BILLIONS)(1)
                 -------------- ----------------
Cisco Systems          30               53
Oracle                 30               36
Microsoft              27              170
Intel                  25              150
Disney                 20               55
Compaq                 20               40
Motorola               20               48
Cendant                20               22

------------
* Top seven growth percentages provided by IBES Bloomberg; Cendant percentage provided by Robertson Stephens & Company. Percentages reflect growth in earnings per share as of August '97.

(1)     Valuation of companies as of July 1997.

   But here's the big-picture explanation: both companies deliver a wide range of tangible goods and services to tens of millions of people, yet never handle those goods or see those customers. CUC's headquarters in Stamford, Connecticut, and HFS's headquarters in Parsippany, New Jersey, are both nondescript buildings that house cubicled employees answering phones and working on computers. Likening CUC to a MASH unit, Forbes says, "the company can move out of here tomorrow."

   Silverman, meanwhile, doesn't even work in Parsippany, preferring to plant his desk and secretary in posh offices in Manhattan. While both CEOs intend to stay put and retain all of their combined 50,000 employees, Forbes is certain that the merged CUC-HFS entity will continue to shun owning any capital assets such as real estate, plants, and machinery that clog up other businesses' balance sheets and depreciate over time. The grand plan is to keep the combined corporation completely virtual, while greatly expanding its scope. "I feel very comfortable," Forbes explains, "working in a company where you can't touch anything."

[BOX

-----------------------------------------------------------

BY FALL 1999, FORBES EXPECTS NETMARKET TO OFFER 95 PERCENT
OF ALL PRODUCTS SOLD TO THE AVERAGE AMERICAN HOUSEHOLD.

------------------------------------------------------------]

   The merged virtual entity has been christened Cendant Corporation. The name, invented from thin air by a consulting company, draws on a Latin root meaning "to ascend," and the new corporate identity is supposed to gain recognition, awareness, and meaning over time. But if the past is any guide, profits will slope upward much more quickly than the company's public profile. Most people will continue to be unaware of Cendant's existence, even though the conglomerate will be collecting detailed, intimate data on hundreds of millions of consumers around the world.


WIRED NOVEMBER 1997

ONE-CLICK SHOPPING

Back in the early 1980s, during the ill-fated videotext craze, Forbes learned some basic lessons about doing business in a purely information-based economy, including one that many Web entrepreneurs are now learning the hard way. He saw that when big department-store chains put their catalogs online, complete with price listings, a funny thing happened. "Five guys selling TVs post their prices, then one guy goes down in price, then the other goes down, then they all pull out because no one can make any money," Forbes says. "The last thing retailers want is perfect information. Retail transactions can work for physical stores in a town. Even if I know that there may be a lower price 10 miles away, I may not drive there." But when comparative price shopping involves just a few clicks of the mouse, the consumer will almost always find the best deal.

[BOX:

---------------------------------------------------------

FORBES'S ONLINE PRICING PHILOSOPHY:

"IT'S WHOLESALE AND UNDER."

----------------------------------------------------------]

$22 BILLION               $32 BILLION*           $38 BILLION*              $136 BILLION*
'97                       '99                    '00                       '07
CUC agrees to merge with  netMarket sells 95     Forbes and Silverman,     Electronic commerce,
HFS in an $11 billion     percent of the         now chair and CEO,        according to Forbes,
stock swap. After the     products a typical     switch jobs.              accounts for more than 20
merger is completed in    American family would                            percent of the retail
October, the newly        buy.                                             industry.
formed Cendant has a
combined valuation of
$22 billion.

------------
* Analyst projections assume a 20 percent annual growth rate.


   Most entrepreneurs now on the Web still seem to believe that prices for goods sold online should be about the same as they are elsewhere. Forbes, meanwhile, is working under an entirely different assumption. "It's! Not! Retail!" he declares. "Not as long as we're there. It's wholesale and under."

   There may be a few opportunities for selling specialty items, such as choice wines, at premium prices. But, Forbes says, when it comes to the more well-known, commodity purchases that make up most of the current retail economy, competition in electronic commerce will be brutal. "The Internet will not be an entrepreneurs' haven," he asserts. "There may not be any barriers to entry on the Web, but there are huge barriers to profits. It will make the restaurant business look stable by comparison."

   He predicts that sales in the Web economy will be even more concentrated than they currently are in the increasingly concentrated retail marketplace." At most, 10 companies will have 80 percent of all the business. It could even be five companies, because scale, as materialized by price, is going to be so incredibly important."

   This past summer, Forbes took a giant step toward making good on his prediction. With hardly any hype, promotion, or advertising, CUC relaunched its Web site as netMarket, an aggregation of many previously separate sites and buyers clubs including the AutoVantage car shopping service and Travelers Advantage, its comprehensive virtual travel agency. Instead of just 250,000 items ranging from home appliances to computers to luggage to electronics to sporting goods to gifts to home improvement and gardening items, Forbes boosted the total number of products to more than 1 million.

   New under the netMarket umbrella is CUC's online bookstore, called Book Stacks, along with an expansive record store, Musicspot, and a live auction site. Access to everything is now available for a single $69 annual membership fee.

   By fall 1999, Forbes says, netMarket expects to offer "95 percent of the products that a typical household would buy," up from about 20 percent now. "That means we have to get into the grocery, clothing, and drugstore business, too. A whole family should be able to go in there and be able to find most anything they'd like at the best price."

[BOX:

---------------------------------------------------------

TO REINFORCE SHOPPER LOYALTY, CUC INTRODUCED ITS OWN
CURRENCY, NETMARKET CASH, A FREQUENT-BUYER DISCOUNT ON
FUTURE PURCHASES.

----------------------------------------------------------]


   To reinforce loyalty among its shoppers, CUC introduced its own currency, based on the premise of frequent-flyer points. Called netMarket Cash, it's a system under which shoppers get back about 5 percent of their purchase as points in their account. If someone spends, say, $300 for a camcorder, 15 points are added to their balance. Customers can look up their balances online and, of course, use those accumulated points to buy more merchandise.

   This new, proprietary currency fortifies the basic mechanism behind netMarket: Instead of


                             WIRED NOVEMBER 1997

CUC

making sales pitches, the service provides consumers with incentives. CUC not only makes virtually no money on the transactions, the company doesn't care what you buy or even if you buy. So, while most of the millions of Web sites have serious trouble attracting repeat visitors, CUC provides a reason for repeat visits. If you have already paid for your membership, you now have an incentive to use it as much as possible. The attention problem that plagues most online ventures is solved.

   It's why Forbes is quick to dismiss a suggestion that what he's creating is a Web version of Wal-Mart. "The average Wal-Mart sells, what, 50,000 items?" he asks, with a hint of indignation in his voice. "We are over 1 million, growing to 2 or 3 million. Wal-Mart is a retailer. They sell. We don't sell. You pay us a membership fee, and we help you buy. We're on your side. They have inventory. We don't. If, as a retailer, I have 100 Panasonics sitting in my back room, I'm going to say, 'Hey guys, push the Panasonics.' We don't do that. No one is going to pay a membership fee if they get the hard sell."

   And CUC has collecting membership fees down to a science. In its traditional telephone/catalog shopping business, CUC doesn't make any money on the $49 fee in the first year. It costs $49 in marketing costs to obtain that customer, plus another $9 to service that customer through 800-number sales and support lines. But in the second year, because the initial marketing costs go away, that initial loss (the service fee plus an additional $10 commission) turns into a $30 profit. And 70 percent of its members renew every year, in part because the fee is cleverly and automatically billed to their credit card. If a customer takes the trouble to call and quit, the CUC telephone operator goes into what any football fan would recognize as a prevent defense. The operator frantically starts explaining the value of the service, then often sacrifices a $20 coupon or check as a bribe to stick around. They will give up ground, but do anything to keep you from reaching that goal line.

   Electronically, the economics are even better. Forbes expects to have more than 1 million online members by the fall of 1998, up from 350,000 at the beginning of 1997. But the company hasn't been spending any money to recruit these interactive shopping club members. (Although it did promise $50 million in deferred commissions to America Online for exclusive placement as an anchor tenant in AOL's online shopping area.)

   For now, CUC simply plans on encouraging its existing telephone members to switch over to its Web or AOL services. Online shoppers, CUC has found, buy as much as three times more than traditional members. Also, their renewal rate, at 77 percent, is higher. And since the costs of servicing them are less than half - between $2 to $3 each per year - the revenue generated from online commerce is almost pure profit.

   So far, netMarket has produced some startling results. Forrester Research had forecast that total online sales of goods and services to US consumers would amount to $1.1 billion in 1997. That prediction, it turns out, was woefully off base, as netMarket's sales alone will surpass the entire industry forecast. With monthly online volume now averaging $100 million, and with CUC expecting a strong Christmas season, netMarket should handle $1.5 billion in transactions this year, according to Forbes, nearly triple its 1996 total.

   "THINK OF A PHYSICAL RETAILER AS THE COMPETITOR, WHICH IS FUN, BECAUSE THEY'RE NOT TOUGH. THEIR COSTS ARE UP, WHILE OURS ARE DOWN."

   The largest chunk of that money is the brokering of car purchases through AutoVantage, which is now generating 4,000 new vehicle referrals per month. (Add that to the projected sales driven by online competitor Auto-By-Tel, and US consumers will have purchased more than $5 billion in new vehicles using the Internet this year.)

   Forbes's years of persistence finally seem to be paying off. The online dream, he insists, is now an inevitability. "It's a sure thing," he says. "If you think of a physical retailer as the competitor, which is fun to do, because they're not very tough, their basic costs - bricks, mortar, real estate, people, taxes, health care - are all going up. Our basic costs - communications, database, hardware - are all going down. The advantages of interactive shopping are getting greater."

   If the future Forbes predicts comes to pass, it has serious implications for the economy at large: he foresees electronic commerce capturing 20 to 25 percent of the gargantuan, $2 trillion-plus retail-industrial complex within 10 years.

   What will happen to conventional stores? "Twenty to 25 percent of them just go away," he says, pointing to a list of recent bankruptcies and closings, such as Montgomery Ward, Woolworth's, Caldor, and Bradlees. "Or they adapt," he says. "Malls are already becoming entertainment, baby-sitting sorts of places. The amount of food and fun is going up, and the amount of product is going down. They are already responding to a future that's not even here yet."

   Meanwhile, cyberspace becomes the place where more and more people actually do comparison shopping and purchasing. Instead of a retail economy in which value is added on a physical level, we're shifting to a wholesale economy in which value is added on a digital level. It's a completely different animal.

CO-CEOS?

On a personal level, what seems to drive Walter Forbes is winning the respect and admiration of his fellow CEOs. Like an ace pitcher who most relishes playing in the All-Star Game, Forbes is constantly mentioning how he golfs, dines, and rubs elbows with the corporate elite. He likes to drop the fact that he and his wife socialize with Mr. and Mrs. Jack Welch, of General Electric fame. His favorite high-powered powwow is gadfly Herbert A. Allen's annual Sun Valley conference - a summer camp for CEOs. "When I first introduced the netMarket concept in

                             WIRED NOVEMBER 1997

CUC

a Sun Valley speech a couple years ago," he reminisces, "Bill Gates was in the audience rocking back and forth, taking notes."

   With the HFS merger, Forbes now considers himself in the big leagues, a bona fide member of what could be called the 20-20 club. "There are only seven companies in the US with market caps greater than $20 billion that are able to grow their earnings 20 percent or better each year," Forbes crows, referring to a list that includes Microsoft, Intel, Disney, Cisco, and Oracle. "Now we're the eighth."

   But the CUC-HFS marriage could be rocky, especially if Forbes and Silverman end up disagreeing on major points of strategy. One possible sticking point is acquisitions. Forbes believes that Cendant should be able to generate plenty of internal growth, and will therefore do "fewer and smaller" acquisitions. In the past, Forbes has done small deals, mainly for strategic purposes. For instance, he recently purchased the leading position in entertainment and education software, buying Sierra On-Line, Davidson, Knowledge Adventure, and Blizzard Entertainment in rapid succession. Forbes sees CD-ROMs as an interim medium for games and programs such as Battle.net, Diablo, Math Blaster, and JumpStart Preschool.

   THE EASY MELDING OF CUC AND HFS IS FAR FROM CERTAIN. BOTH CEOS ARE STRONG-WILLED. ONE POTENTIAL STICKING POINT: ACQUISITIONS.

   The plan is to make such software available at mega-Web sites for both the education and entertainment industries. "We're consolidating commerce right now," he says. "The next thing we'll do is consolidate entertainment."

   By contrast, Silverman seems to love the pure art of the deal. On the day that the CUC-HFS merger was announced, an exuberant Silverman appeared live with Forbes on CNN's Moneyline, in an interview shot from the offices of Bear Stearns, which has made a mint doing Silverman's investment banking. "We are now twice as big," Silverman told host Lou Dobbs, "which means we can make acquisitions that are twice as large."

   A potential two-headed monster, Cendant will not only retain dual headquarters but will have two Number One executives. Under a highly unusual arrangement, Forbes becomes chair and Silverman becomes CEO. Then, come January 1, 2000, they switch jobs.

   Meanwhile, the combined Cendant board of directors, comprising 15 members from each side, promises to be an unwieldy mammoth in and of itself. All big decisions must first be approved by an 80 percent majority of the board, essentially giving both sides veto power over the other. If Silverman and Forbes can't come to terms on whether to do a major deal, this could very well be a formula for boardroom gridlock.

   If history is any quide, however, Forbes will overcome any conflict or obstacle the way he always has - with sheer persistence. It's been nearly a quarter century since his original epiphany about doing away with traditional retail. Now, the netMarket plan is "exactly what we talked about at dinner in Cambridge that night," he says.

   But he's still a ways away. After all, he says, most of the consumers he wants to do business with online have yet to even log on to the Internet. And HFS's Middle American customers, the ones who stay at HoJo and Super 8, don't even own personal computers yet.

   At the end of a long day at his Stamford office, Forbes is late for an important dinner engagement. Yet he doesn't seem in a hurry. Sporting short silvery hair, he saunters over to the third-floor elevator, drops down to the parking level, climbs into his white Range Rover, and zips out into the warm summer evening, only to be stopped cold at red light aback a long line of rush-hour traffic, where he waits patiently for his chance to move.

                             WIRED NOVEMBER 1997

                    Goldman, Sachs & Co. Investment Research

                         Cendant Corporation (Part 1 of 3)

          * * Great Entry Point in Front of Positive Catalysts * *

      Steven Kent, CFA (New York) 1-212 902-6752 - NY Equity Research Victor E. Mandel, CFA (New York) 1-212 902-6789 - NY Equity Research

====================== NOTE 2:34 PM January 22, 1998 ==========================

                         Stk     Latest   52 Week    Mkt Cap   YTD Pr     Cur
                         Rtg     Close     Range      (mm $)   Change    Yield
                         ---     ------   -------    -------   ------    -----
Cendant Corporation       PL      34.81    35-19     28207.8     1%       0.0%

              ------------------ Earnings Per Share ---------------------
CD            Mar         Jun        Sep        Dec       FY         CY
  1998 FY                                                 1.28
  1997 FY     0.19A       0.25A      0.28A      0.27      1.00
  1996 FY(A)  0.14        0.17       0.21       0.18      0.70

               -Abs P/E on-          -Rel P/E on--      P/NxtFY    LT EPS
              Cur          Nxt       Cur         Nxt     EBITDA    GROWTH
             ------      -------    ------     -------  --------  --------
CD     FY     34.8X       27.2X      1.7X        1.4X      NA X      25%
===============================================================================

* We maintain our Priority List rating on shares of Cendant. Our 1997, 1998 and 1999 estimates are $1.00, $1.28, and $1.58, respectively, and our 12-month price target is $43.

* We are reiterating our favorable rating on Cendant as it is a high growth, high margin business with internal growth of 20-25% and low valuation relative to other large-cap consumer products/services companies. At a P/E to growth multiple of 1.4, we believe the shares are very attractive.

* Near term catalysts for share outperformance include: 1) an expectation that Q4 results may exceed estimates; 2) management will become much more visible to investors over the next couple months; 3) our expectation of a potential share repurchase given the company's cash flow characteristics and undervaluation; 4) additional additive acquisitions are possible given management's affinity towards earnings positive transactions; and 5) minimal exposure to Asia.

* Cendant's internal growth opportunities are significant with the tremendous synergies created between the marketing capabilities of membership division and the expansive franchise systems in both the travel and real estate divisions. In addition, the margin expansion potential is significant across all lines with a high level of operating leverage.

===============================================================================
1) INVESTMENT SUMMARY - BUY CENDANT. We continue to recommend purchase of

Cendant and it remains on our Priority List. Our 1997, 1998 and 1999 EPS estimates are $1.00, 1.28 and $1.58, respectively. By focusing exclusively on high growth, high margin, consistent consumer and business services with a high percentage of recurring revenues and modest capital expenditure needs, Cendant has created one of the best business models we have come across. We expect the company to sustain internal growth of 20-25% over the next few years, but with share buybacks and acquisitions expected an additional 5-10% to growth is likely.

We would use the current pause in the stock's trajectory to build and initiate positions in Cendant. There are a number of near term positive catalysts ahead, and with the stock at 27 times 1998 EPS, the shares look attractive. The stock is trading at 1.4 times its growth rate which is low in contrast to a peer group of large cap consumer growth stocks which are trading at 1.9 to 3 times their growth rates. CU and HFS historically traded at multiples of 30 times forward earnings and we expect the combined entity multiple to expand to this historic level, however our conservative 12-month price target of $43 assumes that we apply the current multiple to our 1999 forecast.

VALUATION OF LARGE CAP CONSUMER PRODUCT COMPANIES

		Price          P/E          Growth     P/E to
               1/21/98     1997    1998      Rate      Growth
               -------     ----    ----     ------     ------
CD             $34.81      34.8X   27.2X      25%        1.4
KO              65.50      44.9    39.2       15         3.0
PEP             37.00      33.6    27.4       15         2.2
PG              81.00      31.0    27.7       13         2.4
MCD             47.38      20.2    18.2       11         1.8
CL              70.00      28.9    25.5       13         2.2
GE              75.56      30.1    26.5       13         2.3

We point out management has consistently delivered better than expected results and Cendant is a cash flow machine currently generating $1.3 billion in free cash annually and an expected ROE above 25%. We continue advocate aggressive purchase of Cendant shares, and it is our number one stock pick for 1998.

2)KEY REASONS FOR SIGNIFICANT NEAR TERM OUTPERFORMANCE. There are a number of reasons for our expectation of significant outperformance. First, we expect fourth quarter results (release date February 4) to be modestly better than current estimates ($0.27 vs. $0.18) and investors will be surprised by the strength of the combined results. This will be the first quarter that Cendant results will reflect the merger and it will allow investors to clearly see the combined HFS/CUC earnings power and growth model. In addition to a potentially better than expected earnings release, there are a number of other positive catalysts ahead.

A second positive catalyst is management will be speaking at a number of investor conferences over the next two months including the Goldman Sachs Technology conference on Feb 13, 1998. Third, they will likely be holding an investor day in NY sometime during the first quarter. Fourth, given the cash flow generation and low valuation we believe they could initiate a share buyback sometime in first half of 1998. Fifth, new additive acquisitions could be also be announced during 1998 given management's penchant for earnings positive transactions. These activities raise the company's profile and/or increase earnings estimates.

Cendant's Internet commerce site, NetMarket, ended 1997 with approximately 700,000 members. We believe last month's announcement of Cendant's Netscape alliance to drive Internet traffic to NetMarket is an indication that Cendant will start to support NetMarket with an aggressive marketing campaign. This will highlight NetMarket's very competitive and compelling offering to both consumers and investors.

3) UNDERESTIMATING INTERNAL GROWTH POTENTIAL. Investors are underestimating the internally-generated top-line growth story. They still believe this is a growth-by-acquisition story. But it is clear by doing a detailed model (which we can send to interested investors) that a 18-22% growth rate can be achieved with current operating segments. A key driver of revenues is new membership product introductions, new distribution channels, and increased penetration of customer lists. The 'free access' to the 100 million lodging, rental car, mortgage, and real estate customers generated by Cendant's real estate and travel division will be a significant source of new revenues for its membership divisions.

Other sources of near term growth for Cendant Mortgage (PHH) is the massive amount of refinancing activity due to lower interest rates along with referrals from Cendant's real estate brokerage franchisees. Hotel franchise sales will also increase as times get tougher in the lodging sector and as independents and hotels affiliated with less dominant brands search out the stronger
Cendant brands. Finally, Cendant's Avis rental car is benefiting from some of the highest rate increases in 20 years, according to our auto rental analyst Meg Saegebarth.

All in all, we believe Cendant has the recurring revenue potential, unit growth opportunities, and positive industry dynamics to allow it to sustain top line growth.

4) CROSS MARKETING OPPORTUNITIES. The combination of CUC and HFS into Cendant has created a direct marketing powerhouse with CUC now able to sell its services that have so far attracted almost 75 million annual members to the 100 million customers of HFS' different brands. Cendant will now mine its direct marketing approach by focusing on each individual to better coordinate the marketing of all its services. Most importantly, the ability of Cendant to now market directly to its hotel customers will save Cendant 20% of the membership fee previously paid to the affinity partner.

New marketing approaches that we expect Cendant to pursue include greater use of continuity offers (i.e. the book of the month club) and soliciting customers when they call to activate their credit card, book a hotel room or buy a house. New distribution channels that are promising over the next 12-24 months include the local telephone market, utilities, European and Asian banks. We also expect Cendant to market its many services during most aspects of one's stay at a Cendant franchisee's hotel.

The following are some examples of new marketing, distribution and product initiatives that Cendant has implemented or is actively exploring:

(A) Customers making a reservation checking into Cendant franchised Ramada, Super 8, Howard Johnson or Days Inn will be offered in opportunity to sign up for Cendant's travel club. Invitations/promotions on the room key (such as a free hotel night or $20 gas for calling sign up number) may be another way to access the travel customer. So far, Cendant has found that customers calling for a reservation or checking in have a higher penchant for signing up for the service and renewal rates have been better. These customers already have shown they have an interest in traveling and likely have their credit card available if they are making a reservation or checking in.

(B)We expect Cendant to roll out a family software continuity program, a 'business advantage' program targeting small businesses, and low-cost trial software CD's which need to be 'unlocked' at full price for full functionality.

(C) Project Powerup is a $70 million investment in distributing front desk and property management programs to Cendant's hotel franchisees. The computer will be free to the franchisee and will assist the hotel owner in ordering product, yield management, reservations, labor management and other operating activities. Cendant will be able to gather more information on customers as they check-in. Previously, Cendant only consistently gathered information on individuals making reservations and did not capture walk-in/drive-in customers who consistently are a significant portion of guests. A similar real estate franchisee office system may also be rolled out.

(D)There appears to be no shortage of unique distribution channel opportunities. For example, pursuing customers who call in for product registration, credit card activation, confirmation of receipt of personal check or who are put on hold waiting for a customer service representative are all potential areas for Cendant to engage the customer and try to sell them memberships.

5)HIGH MARGIN EXPANSION POTENTIAL. Cendant has an almost infinite margin expansion story that is not widely recognized, which again following the first combined earnings release will become apparent. There is substantial operating leverage in the franchise business. Royalty revenues are nearly pure profit with little expense associated with either same store sales or unit growth.

The membership business, because of the high percentage of recurring revenues due to renewals, also has significant operating leverage. Given the economics of these operations, EBITDA margins are expected to grow 480 basis points in 1997 and 200 basis points in 1998. This is the best margin expansion story in our universe.

6)INSULATED FROM ASIA. Cendant's earnings are generated predominantly in the US with international only accounting for 5-10% of revenues. As investors search for primarily US-based earnings given the difficult economic environment in Asia, we suspect they will be attracted to Cendant. There are very few 25% growth stories in the market with the liquidity of $31 billion market cap that are as insulated from the Asian economic crisis.

7)HIGH CONSUMER AWARENESS AND LEAD POSITION IN MARKET. Cendant has terrific consumer presence with some of the most recognized brands in the marketplace (Avis, Century 21, Ramada, Days Inn). Furthermore, they are the dominant player (the number-one or -two spot) as they are largest hotel company, second largest car rental company, number-one in-bound mortgage marketer and number-one timeshare-exchange company.

8)RELATIVE VALUATION IS ATTRACTIVE. We believe Cendant shares are attractively valued relative to its growth prospects and stock comparables. The shares are trading at 27 times our 1998 estimate which is 1.4 times its expected growth rate of 25%. In contrast, large cap consumer product/growth stocks like Gillette, Coca-Cola, PepsiCo, Procter and Gamble, McDonald's and General Electric trade at 1.9 to 3 times their growth rate. Cendant free cash generation (estimated to be $1.2-$1.3 billion in 1998) and ROE of over 25% is even stronger than its peer group.

9)CONCLUSION - BUY CENDANT. This is one of the best business models we have come across with high internal growth, high margins, high cash flow and no cap ex. Management is as driven and focused on stock price and earnings growth as ever before. Both CU/HFS shares lagged the market in 1997 and its valuation is low relative to its peers and historic range. The branded consumer dominance and earnings consistency makes Cendant attractive for large cap growth managers. With positive catalysts ahead, we would begin building and adding to positions now.

Important Disclosures (code definitions attached or available upon request)
CD          : M, CF, CD

          =================== Further Information ================

This investment commentary was made available on the Goldman, Sachs & Co. Research Xpress at 14:37 New York time on 1/22/98.
Please contact your Goldman Sachs representative for additional details.

(C) Copyright 1998 Goldman, Sachs & Co.

                                              For Immediate Release


                CENDANT RESPONDS TO AMERICAN BANKERS AND AIG
                --------------------------------------------

STAMFORD, CT and PARSIPPANY, NJ, February 6, 1998 -- In response to the press release issued today by American Bankers Insurance Group Inc. (NYSE: ABI), Cendant Corporation (NYSE: CD) said, "We are gratified that notwithstanding the contractual constraints placed upon the ABI Board, it clearly could not continue to fully support AIG's $47 bid in the face of our superior $58 proposal.

"We stand ready to meet with the ABI Board and its advisors to provide requested information about Cendant and our proposal. Unfortunately, the ABI Board has entered into a contract with AIG that ABI has described as precluding it from entering into discussions with any party other than AIG.

"Nevertheless, we can publicly address the specific issues raised by ABI and point out that:

o Cendant is a financially strong builder of companies, with a market capitalization exceeding $32 billion. We enjoy an investment grade rating of A from three separate rating agencies, which compares with ABI's lower ratings.

o Cendant's business plan for American Bankers, like all of our acquisitions, is for accelerated growth as a member of the premier direct marketing company in the world. This is our comparative advantage. Considerable benefits would result from combining the direct marketing strengths of Cendant and ABI by providing Cendant's formidable distribution channels to ABI for the sale of its products, as well as utilizing ABI's existing distribution channel for Cendant's broad array of products and services.

o Cendant stands able and ready to infuse ABI or its subsidiaries with appropriate capital for growth."

With respect to the lawsuit filed by AIG today, Cendant said, "We will file a registration statement with respect to the shares we would issue in connection with our proposal in a timely fashion, when appropriate. This issue, like the canards and misinformation contained in today's full page AIG advertisement and the baseless litigation filed by AIG which we will vigorously contest, are simply distractions from the major issue. WHAT IS IMPORTANT IS THE VALUE DELIVERED TO ABI SHAREHOLDERS. WE CONTINUE TO
BELIEVE THAT SHAREHOLDERS SHOULD HAVE THE OPPORTUNITY TO RECEIVE THE
HIGHEST POSSIBLE VALUE FOR THEIR SHARES AS REPRESENTED BY THE CENDANT
OFFER."

Cendant's proposal to acquire American Bankers is for $58 per share in cash and stock, for an aggregate of approximately $2.7 billion on a fully diluted basis, 23% more than the American International Group proposal.

Cendant (NYSE: CD) is the world's premier provider of consumer and business services. With a market capitalization of approximately $32 billion, it ranks among the 100 largest U.S. corporations. Cendant operates in three principal segments: Membership, Travel and Real Estate Services. In Membership Services, Cendant provides access to travel, shopping, auto, dining, and other services through more than 73 million memberships worldwide. In Travel Services, Cendant is the leading franchisor of hotels and rental car agencies worldwide, the premier provider of vacation exchange services and the second largest fleet management company. In Real Estate Services, Cendant is the world's premier franchisor of residential real estate brokerage offices, a major provider of mortgage services to consumers and a global leader in corporate employee relocation. Headquartered in Stamford, CT and Parsippany, NJ, the company has more than 35,000 employees, operates in over 100 countries and makes approximately 100 million customer contacts annually:

Investor Contact:                  Media Contact:           or:
Laura P. Hamilton                  Elliot Bloom             Roanne Kulakoff/Jim Fingeroth
Senior Vice President              Vice President           Kekst and Company
Investor Relations                 Public Relations
and Corporate Communications       (973) 496-8414           (212) 521-4800
(203) 965-5114

Cendant and certain other persons named below may be deemed to be participants in the solicitation of proxies in opposition to the proposed merger of American Bankers and a subsidiary of AIG which will be sent to shareholders of American Bankers promptly after it is finalized in accordance with the Federal securities laws. The participants in the solicitation of proxies in opposition to the proposed AIG merger include the directors of Cendant: Walter A. Forbes, Henry R. Silverman, James E. Buckman, Bartlett Burnap, Leonard S. Coleman, T. Barnes Donnelly, Martin L. Edelman, Frederick D. Green, Stephen A. Greyser, Dr. Carole G. Hankin, Stephen P. Holmes, Robert D. Kunisch, Christopher K. McLeod, Michael P. Monaco, The Rt. Hon. Brian Mulroney, P.C., LL. D., Robert E. Nederlander, Burton C. Perfit, Anthony G. Petrello, Robert W. Pittman, E. John Rosenwald, Jr., Robert P. Rittereiser, Stanley M. Rumbough, Jr., Leonard Schutzman, E. Kirk Shelton, Robert F. Smith, John D. Snodgrass, Craig R. Stapleton and Robert T. Tucker; and the following officers of Cendant: Samuel L. Katz, Cosmo Corigliano,
John Fullmer, Laura T. Hamilton, Elliot Bloom, Ronen Stauber, Eric J. Bock and Cindy C. Hodnett. Certain directors of Cendant are also officers of Cendant. Cendant may contact holders of shares of American Bankers preferred stock and common stock by mail, telephone, facsimile, telegraph, the Internet, newspapers or other publications of general distribution and personal interviews.

As of the date of this communication, the directors and executive officers of Cendant do not beneficially own any of American Bankers' equity securities. Cendant is the beneficial holder of 371,200 shares of American Bankers common stock and 99,900 shares of American Bankers preferred stock.